UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 23, 2015

Diebold, Incorporated

(Exact name of registrant as specified in its charter)

Ohio	1-4879	34-0183970
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5995 Mayfair Road, P.O. Box 3077, North Canton, Ohio	44720-8077
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (330) 490-4000

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 1 — Registrant’s Business and Operations

Item 1.01. Entry into a Material Definitive Agreement.

Business Combination Agreement

On November 23, 2015, Diebold, Incorporated (“Diebold” or the “Company”), entered into a business combination agreement (the “Business Combination Agreement”) with Wincor Nixdorf Aktiengesellschaft, a German stock corporation (“Wincor Nixdorf”). The Business Combination Agreement provides that, upon the terms and subject to the conditions set forth therein, Diebold and Wincor Nixdorf intend to form a combined enterprise (the “Business Combination”).

Pursuant to the Business Combination Agreement, the Company will make a voluntary public takeover offer for 100% of the outstanding ordinary shares of Wincor Nixdorf (the “Exchange Offer”) in exchange for €38.98 in cash and 0.434 new common shares of Diebold per Wincor Nixdorf ordinary share. Diebold will issue common shares in connection with the Exchange Offer up to 19.91% of its total outstanding common shares at the time of entry in the Business Combination Agreement and at the time of issuance.

The Business Combination Agreement was unanimously approved by the Board of Directors of the Company and by the supervisory board and management board of Wincor Nixdorf. The consummation of the Exchange Offer by Diebold is subject to customary closing conditions, including, among others, (i) receipt of all antitrust approvals for the transaction on or before November 21, 2016, (ii) authorization for listing on the New York Stock Exchange and the Frankfurt Stock Exchange of the Diebold common shares to be issued in the Exchange Offer, (iii) the declaration of effectiveness of the registration statement on Form S-4 for the Diebold common shares to be issued in the Exchange Offer, with no stop orders in effect with respect thereto, (iv) the absence of any order, injunction or other legal restraint preventing the completion of the Exchange Offer or making the consummation of the Business Combination illegal and (v) receipt of a total number of tendered Wincor Nixdorf shares that, together with Wincor Nixdorf shares held by Diebold or to which Diebold has a right to demand the transfer of title, constitutes at least 67.6% of all issued Wincor Nixdorf ordinary shares. Diebold’s obligation to consummate the Exchange Offer is also subject to certain additional customary conditions, including (i) the absence of a market material adverse change as defined in the Business Combination Agreement, (ii) the absence of a material adverse change for Wincor Nixdorf, as defined in the Business Combination Agreement, (iii) the absence of a violation or alleged violation of law, in particular related to bribery, corruption, embezzlement, antitrust or money laundering, (iv) the absence of an increase in Wincor Nixdorf’s share capital or any disposal of Wincor Nixdorf’s treasury shares, (v) the absence of any insolvency proceedings against Wincor Nixdorf or circumstances requiring the opening of insolvency proceedings and (vi) the lack of a competing offer which, as disclosed by Wincor Nixdorf, constitutes a superior proposal.

Each of the Company and Wincor Nixdorf has agreed to various customary covenants and agreements, including covenants by Wincor Nixdorf to conduct its business in the ordinary course consistent with past practice and to continue its announced restructuring program during the period between the execution of the Business Combination Agreement and the closing of the Business Combination and not to engage in certain kinds of transactions during this period. Wincor Nixdorf has also agreed to a non-solicitation covenant restricting its ability to solicit or enter into discussions or negotiations concerning proposals relating to alternative business combination transactions (subject to certain exceptions under the Business Combination Agreement).

The Business Combination Agreement may be terminated by each of Diebold and Wincor Nixdorf under certain circumstances, including if (i) the Exchange Offer is not consummated by November 21, 2016 or (ii) the other party violates its material obligations under the Business Combination Agreement and the violation was not cured within five business days. The Business Combination Agreement provides for customary termination rights for Wincor Nixdorf, including if (i) Diebold does not publish its decision to launch the Exchange Offer without undue delay after the signing of the Business Combination Agreement, (ii) the approved Exchange Offer document has not been published by February 10, 2016, (iii) the consideration offered in the Exchange Offer is lower than the amount agreed to in the Business Combination Agreement, (iv) the Exchange Offer contains closing conditions that are broader than the closing conditions specified in the Business Combination Agreement, (v) Diebold’s disclosures of its strategy or intentions in the approved Exchange Offer document is materially different than those set forth in the Business Combination Agreement, or (vi) the management board and/or supervisory board of Wincor Nixdorf no longer supports the Exchange Offer. The Business Combination Agreement also provides for customary termination rights for Diebold, including if (i) the management board and/or supervisory board of Wincor Nixdorf does not issue its reasoned statement supporting the Exchange Offer, withdraws such statement or amend such statement in a way that could jeopardized the success of the Exchange Offer or (ii) in compliance with the terms of the Business Combination Agreement, Diebold must refrain from publishing the Exchange Offer document following a SEC- or BaFin-required amendment to the registration statement on Form S-4 or to the Exchange Offer document, respectively. In addition, the Business Combination Agreement provides for a reverse termination fee, payable by the Company to Wincor Nixdorf, of (i) €20 million, if there was a failure to obtain the SEC’s declaration of effectiveness of the registration statement on Form S-4 for the Diebold common shares to be issued in the Exchange Offer by the end of the acceptance period in the Exchange Offer, unless such failure arose in connection with a required modification of the recommendation statement of the Wincor Nixdorf boards or was caused by Wincor Nixdorf, (ii) €30 million, if there was a failure of the market material adverse change condition, or (iii) €50 million, if there was a failure to receive all antitrust approvals for the Business Combination on or before November 21, 2016.

The Business Combination Agreement also provides that following the consummation of the Exchange Offer and closing of the Business Combination, the Company will appoint to its board of directors Wincor Nixdorf’s chief executive officer, Mr. Eckard Heidloff, and two current members of the Wincor Nixdorf supervisory board, Drs. Alexander Dibelius and Dieter Düsedau, and nominate and recommend Mr. Heidloff, Dr. Dibelius and Dr. Düsedau for election to the board of directors by Diebold shareholders thereafter. Furthermore, the Company will appoint Wincor Nixdorf’s chief executive officer as Diebold’s president upon his election to the Diebold board of directors.

The foregoing description of the Business Combination Agreement does not purport to be complete and is qualified in its entirety by reference to the Business Combination Agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Section 7 — Regulation FD

Item 7.01.	Regulation FD Disclosure.

On November 23, 2015, Diebold issued a press release announcing its entry into the Business Combination Agreement. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated into this Item 7.01 by reference.

Diebold will conduct a webcast conference call with financial analysts on Monday, November 23, 2015, beginning at 8:30 a.m. Eastern Time / 2:30 p.m. Central European Time. Diebold’s executive management will present an overview of the Business Combination Agreement followed by a question and answer session. Interested parties, including analysts, investors and the media, may listen live via the internet by logging onto the Investors section of Diebold’s website at http://www.diebold.com/DieboldNixdorf.

A copy of the Diebold’s investor presentation for the webcast conference call is attached hereto and incorporated by reference into this Item 7.01 as Exhibit 99.2.

Diebold is furnishing the information in this Item 7.01 and in Exhibits 99.1 and 99.2 to comply with Regulation FD. The information contained in this Item 7.01, including Exhibits 99.1 and 99.2, shall not be deemed “filed” for any purpose, including for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section, nor shall such information be deemed incorporated by reference into any filing under the Securities Act of 1933, regardless of any general incorporation language in such filings.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits. The following exhibits are filed with this report:

2.1	Business Combination Agreement, dated November 23, 2015, by and among Diebold, Incorporated and Wincor Nixdorf Aktiengesellschaft.

99.1	Press release issued by Diebold, dated November 23, 2015, concerning the Business Combination Agreement (furnished and not filed for purposes of Item 7.01).

99.2	Investor Presentation (furnished and not filed for purposes of Item 7.01).

CAUTIONARY STATEMENT ABOUT FORWARD LOOKING STATEMENTS

Certain statements contained in this communication regarding matters that are not historical facts are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These include statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future including, without limitation, the proposed business combination with Wincor Nixdorf and the offer. Such forward-looking statements are based on the current expectations of Diebold and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements. Such forward-looking statements may include statements about the business combination and the offer, the likelihood that such transaction is consummated and the effects of any transaction on the businesses and financial conditions of Diebold or Wincor Nixdorf, including synergies, pro forma revenue, targeted operating margin, net debt to EBITDA ratios, accretion to earnings and other financial or operating measures. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which Diebold and Wincor Nixdorf operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. In addition, risks and uncertainties related to the contemplated business combination between Diebold and Wincor Nixdorf include, but are not limited to, the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties not to consummate, or to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement or the contemplated offer, the risk that the parties may not be willing or able to satisfy the conditions to the contemplated business combination or the contemplated offer in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the contemplated business combination, the risk that any announcements relating to the contemplated business combination could have adverse effects on the market price of Diebold’s common shares, and the risk that the contemplated transaction or the potential announcement of such transaction could have an adverse effect on the ability of Diebold to retain and hire key personnel and maintain relationships with its suppliers, and on its operating results and businesses generally. These risks, as well as other risks associated with the contemplated business combination, are more fully discussed in a prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the contemplated business combination and the offer. Additional risks and uncertainties are identified and discussed in Diebold’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, neither Diebold nor Wincor Nixdorf undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise. This communication outlines certain key German tax principles related to the participation in the voluntary public tender offer that may be or may become relevant to holders of shares of Wincor Nixdorf. The discussion of German tax considerations is of a general nature only and does not constitute a comprehensive or definitive explanation of all possible aspects of German taxation that may be relevant for shareholders of Wincor Nixdorf. Furthermore, this communication does not address non-German tax considerations that may apply to a shareholder that is a tax resident of a jurisdiction other than Germany. This communication is based upon domestic German tax laws in effect as of the date hereof. It is important to note that the legal situation may change, possibly with retroactive effect, and that no assurance can be given regarding the tax treatment of this transaction by fiscal authorities and the courts.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Diebold, Incorporated
(Registrant)

Date: November 23, 2015	By:	/s/ Jonathan B. Leiken
		Name:	Jonathan B. Leiken
		Title:	Senior Vice President, Chief Legal Officer and Secretary

INDEX TO EXHIBITS

Exhibit No.	Description

2.1	Business Combination Agreement, dated November 23, 2015, by and among Diebold, Incorporated and Wincor Nixdorf Aktiengesellschaft.

99.1	Press release issued by Diebold, dated November 23, 2015, concerning the Business Combination Agreement (furnished and not filed for purposes of Item 7.01).

99.2	Investor Presentation (furnished and not filed for purposes of Item 7.01).